FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of July 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Information furnished on this form:

1.	[English Translation]

NKSJ Group Asset Management Subsidiaries to Merge and Become a Direct Subsidiary of NKSJ Holdings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: July 30, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

NKSJ Group Asset Management Subsidiaries to Merge and Become a Direct Subsidiary of NKSJ Holdings

[English Translation]

July 30, 2010

Corporate Name: NKSJ Holdings, Inc.
Representatives:	Makoto Hyodo, Chairman and Co-CEO Masatoshi Sato, President and Co-CEO
Securities Code: 8630, TSE, OSE

NKSJ Group Asset Management Subsidiaries to Merge and Become a Direct Subsidiary of NKSJ Holdings

Sompo Japan Asset Management Co., Ltd. (SJAM) and ZEST Asset Management Ltd. (Zest AM), the asset management subsidiaries of, respectively, SOMPO JAPAN INSURANCE INC. (Sompo Japan) and the NIPPONKOA Insurance Co., Ltd. (Nipponkoa), NKSJ Holdings’ main subsidiaries, will merge on October 1, 2010 (date subject to change), and the merged entity will become a direct subsidiary of NKSJ Holdings. Each of Sompo Japan’s and Nipponkoa’s board of directors formally approved the details today.

This will be the first instance of an NKSJ Group company, other than Sompo Japan or Nipponkoa, becoming a direct subsidiary of NKSJ Holdings since its establishment on April 1, 2010.

1. Purpose of merger and of making merged entity a direct subsidiary

The asset management subsidiaries will be merged to enhance the functions of the NKSJ Group’s asset management operations. As a strategic subsidiary in which the NKSJ Group’s asset management functions are concentrated, the merged entity will be moved from indirect subsidiary status to become a direct subsidiary of NKSJ Holdings.

After this organizational restructuring, a certain part of Sompo Japan’s and Nipponkoa’s investment operations are scheduled to be transferred to the merged entity, effectively merging the two companies’ investment functions that manage securities held as pure investments. After these investment operations are transferred to the merged entity, NKSJ Holdings intends to expand its asset management business and enhance the NKSJ Group’s profitability by consolidating the securities investment functions to enhance professional skills and diversifying assets under management.

2. Outline of organizational restructuring

(1)	Date of merger and of making merged entity a direct subsidiary

October 1, 2010 (subject to change)

(2)	Merger method and change of company name

Absorption merger with SJAM as the surviving entity. The merged entity will be renamed SOMPO JAPAN NIPPONKOA Asset Management Co., Ltd.

(3)	Merger ratio

1.204167 (= 7,225 / 6,000) shares of SJAM common stock are to be delivered for each share of Zest AM common stock (ratio subject to change). The merger ratio will be agreed on by discussion between the concerned parties, with reference to results of calculations requested from independent appraiser.

*	New SJAM shares to be issued in conjunction with the organizational restructuring: 7,225 shares of common stock (subject to change)

(4)	Method by which merged entity will become NKSJ Holdings’ direct subsidiary

Shares of the new asset management company held by Sompo Japan and Nipponkoa will be delivered in-kind to NKSJ Holdings.

3. Overview of parties to merger (as of end-March 2010)

(1)	Corporate Name	Sompo Japan Asset Management Co., Ltd.	ZEST Asset Management Ltd.
(2)	Location	Chuo-ku, Tokyo	Minato-ku, Tokyo
(3)	Title and Name of Representative*	Koki Kazuma, President	Toyomi Onuma, President
(4)	Lines of Business	Investment advisory business Investment trust business	Investment advisory business
(5)	Capital	¥1,550 million	¥300 million
(6)	Date of Incorporation	February 1986	November 1997
(7)	Total Number of Issued Shares	16,860	6,000
(8)	End of Fiscal Year	March	March
(9)	Number of Employees	99	13
(10)	Shareholders and Shareholding Ratios	SOMPO JAPAN INSURANCE INC. 70.0% The TCW Group Inc. 30.0%	NIPPONKOA Insurance Co., Ltd 100%
(11)	Assets under Management	Investment advisory ¥1,442.4bn Investment trust ¥213.6bn	Investment advisory ¥43.4bn

*	As of July 30, 2010.

4. Overview of merged entity after organizational restructuring

(1)	Corporate Name	SOMPO JAPAN NIPPONKOA Asset Management Co., Ltd.
(2)	Head Office	Chuo-ku, Tokyo
(3)	Title and Name of Representative	Koki Kazuma, President
(4)	Lines of Business	Investment advisory business, Investment trust business
(5)	Capital	¥1,550 million
(6)	End of Fiscal Year	March
(7)	Shareholders (subject to change)	NKSJ Holdings, Inc. 79.0% The TCW Group Inc. 21.0%

5. Outlook

This organizational restructuring will not materially affect the consolidated results of NKSJ Holdings for the fiscal year ended March 31, 2011.

-End-

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below.

(1)	Effects of deterioration of economic and business conditions in Japan

(2)	Risks associated with non-life insurance business, life insurance business, and other businesses in which the NKSJ Group participates

(3)	Changes to laws, regulations, and systems

(4)	Risk of natural disasters

(5)	Occurrence of unpredictable damages

(6)	Reinsurance risk

(7)	Overseas business risk

(8)	Effects of declining stock price

(9)	Effects of fluctuation in exchange rate

(10)	Effects of fluctuation in interest rate

(11)	Liquidity risk

(12)	Effects of decline in creditworthiness of investment and/or loan counterparties

(13)	Credit rating downgrade

(14)	Litigation risk

(15)	Risk concerning retirement benefit liabilities

(16)	Occurrence of personal information leak

(17)	Damage on business operations by major disasters

(18)	Effects resulting from business integration

(19)	Other risks